Exhibit 4.8

Management’s Discussion and Analysis

For the three months ended March 31, 2014

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Mining Corporation (“Osisko” or the “Company”) and its wholly owned subsidiaries for the three months ended March 31, 2014 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2014 and the audited consolidated financial statements for the year ended December 31, 2013. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Accounting Standards Board. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors and not members of management. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 14, 2014, the date when the Board of Directors has approved the Company’s unaudited condensed consolidated financial statements for the three months ended March 31, 2014 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s functional and reporting currency, unless otherwise noted. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Caution Regarding Forward-Looking Statements” section.

Mr. Luc Lessard, Eng., Senior Vice President and Chief Operating Officer of Osisko, Mr. Robert Wares, D.Sc, P.Geo., Senior Vice President, Exploration and Resource Development of Osisko and Mr. Donald Gervais, P.Geo., Technical Services Manager at the Canadian Malartic mine, are the Qualified Persons who have reviewed this Management’s Discussion and Analysis and are responsible for the technical information reported herein, including verification of the data disclosed.

Table of Contents

About Osisko	2
Highlights	2
Proposed Acquisition of Osisko by Yamana Gold Inc. and Agnico Eagle Mines Limited	3
Outlook	4
Canadian Malartic Mine	4
Exploration and Development	8
Sustainability and Community Relations	10
Human Resources	10
Gold Market, Energy and Currency	11
Selected Quarterly Financial Information	13
Overview of Financial Results	14
Liquidity and Capital Resources	16
Cash Flows	17
Contractual Obligations and Commitments	20
Off-balance Sheet Items	20
Outstanding Share Data	20
Risks and Uncertainties	21
Disclosure Controls and Internal Controls over Financial Reporting	21
Basis of Presentation of Consolidated Financial Statements	21
Critical Accounting Estimates and Judgements	21
Changes in Accounting Policies	22
Financial Instruments	22
Non-IFRS Financial Performance Measures	22
Caution Regarding Forward-Looking Statements	24
Corporate Information	25

Osisko Mining Corporation	Management’s Discussion and Analysis
2014 — First Quarter Report

About Osisko

Osisko is incorporated under the Canada Business Corporations Act and is focused on acquiring, exploring, developing and mining gold properties, with the aim of becoming a leading mid-tier gold producer.

The Company’s flagship asset is the Canadian Malartic mine located in Malartic, Québec. The Canadian Malartic deposit was acquired in late 2004, with drilling commencing in March 2005. Following an intensive drilling program, a $1 billion capital construction project was completed in early 2011 with the first gold poured in April 2011. Canadian Malartic reached commercial production on May 19, 2011. Since the beginning of commercial production and up to April 30, 2014, the Canadian Malartic mine has produced 1,240,930 ounces of gold.

Osisko acquired two advanced exploration projects, Hammond Reef (2010) and Upper Beaver (2012), both located in Ontario, Canada. The Company also has other exploration projects located in the Americas.

Highlights

•      Record gold production of 140,029 ounces at cash costs per ounce(1) of $636 (US$577);

•      Record earnings from Canadian Malartic of $77.6 million;

•      Record operating cash flows of $91.9 million;

•      Record net earnings of $24.2 million or $0.06 per share;

•      Investment of $32.9 million in mining assets and projects;

•      Increased cash and cash equivalents by $47.6 million;

•      Cash resources(2) now stand at $258.1 million;

•      Repayment of $10.3 million in debt;

•      Net debt position(3) of $64.0 million at March 31, 2014;

•      Average grade milled of 1.13 g/t Au;

•      Updated life of mine plan for Canadian Malartic: average annual gold production of 597,000 ounces at cash costs(1) of US$525;

•      Discovery of new “Odyssey North” and “Odyssey South” gold zones at Canadian Malartic;

•      Discovery of “Canadian Kirkland” gold zone on Kirkland property;

•      Agreement with Yamana Gold Inc. and Agnico Eagle Mines Limited for the sale of 100% of the issued and outstanding common shares of Osisko for an implied price of $8.15 per common share.

(1) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

(2) Cash resources is a non-IFRS measure and includes cash and cash equivalents and restricted cash.

(3) Net debt position is a non-IFRS measure and includes gross long-term debt (long-term debt excluding unamortized debt issuance costs and accretion) less cash and cash equivalents and restricted cash.

Proposed Acquisition of Osisko by Yamana Gold Inc. and Agnico Eagle Mines Limited

Following the hostile take-over bid launched by Goldcorp Inc. on January 13, 2014, the Company embarked on a robust value maximizing process which resulted in the announcement of a friendly transaction with Yamana Gold Inc. (“Yamana”), and Agnico Eagle Mines Limited (“Agnico Eagle”), for a total consideration estimated at $3.9 billion or $8.15 per common share.

The total offer consists of approximately $1.0 billion in cash, $2.3 billion in Yamana and Agnico Eagle shares, and the creation of a new company (incorporated on April 29, 2014 under the name Osisko Gold Royalties Ltd) with an implied value of approximately $575 million.

Terms of the agreement

Under the agreement, Yamana and Agnico Eagle will form a joint acquisition entity (each company owning 50%) which will acquire, by way of a plan of arrangement (the “Arrangement”), all of the outstanding common shares of Osisko. Upon closing of the transaction, Yamana and Agnico Eagle will each own Osisko, and will form a joint committee to operate the Canadian Malartic mine in Québec. The partners will also jointly explore and potentially develop the Kirkland Lake assets, and continue the exploration at Hammond Reef, Pandora, and Wood Pandora properties, located in Ontario and in Québec.

Upon implementation of the agreement, each outstanding common share of Osisko will be exchanged for:

(i)      $2.09 in cash;

(ii)     0.26471 of a Yamana common share (a value of $2.43 based on the closing price of $9.18 for Yamana shares on the Toronto Stock Exchange as of April 15, 2014);

(iii)    0.07264 of an Agnico Eagle common share (a value of $2.43 based on the closing price of $33.45 for Agnico Eagle shares on the Toronto Stock Exchange as of April 15, 2014);

(iv)    one new common share of Osisko Gold Royalties Ltd with an implied value of $1.20 per share.

Pursuant to the Arrangement, certain assets of Osisko will be transferred to Osisko Gold Royalties Ltd, the shares of which will be distributed to Osisko shareholders as part of the consideration. The following will be transferred to Osisko Gold Royalties Ltd:

(i)      a 5% net smelter return royalty (“NSR”) on the Canadian Malartic mine;

(ii)     a 2% NSR on all existing exploration properties including Kirkland Lake, Hammond Reef, Pandora and Wood Pandora assets;

(iii)    $155 million cash;

(iv)    all assets and liabilities of Osisko in the Guerrero camp in Mexico;

(v)     publicly traded equity investments in associates and other publicly traded companies.

The total value of the transaction is estimated at $3.9 billion, or $8.15 per common share of Osisko on a fully diluted basis. Following the completion of the transaction, Osisko shareholders will own approximately 14% of Yamana and approximately 17% of Agnico Eagle.

As a result of the Goldcorp Inc. hostile take-over bid, the conducting of the value maximization process and the successful completion of the proposed transaction, the Company has incurred significant costs in the first quarter ($7.5 million) and is expected to incur additional significant charges in the second quarter. The charges will include professional fees for advisors and change of control payments for senior management and some employees.

Annual & Special Shareholders Meeting

Osisko’s Annual and Special Shareholders Meeting will be held on May 30, 2014 at 1:30pm at the Fairmont Queen Elizabeth Hotel in Montreal. Shareholders are invited to approve the Plan of Arrangement for the Yamana and Agnico Eagle transaction.

Outlook

Mill throughput is expected to stabilize at approximately 55,000 tonnes per operating day in 2014 with the completion of optimization programs currently in progress. Together with increased contribution from higher grade material in the now accessible northern pit wall, it is anticipated that gold production for the current year will increase to between 525,000 to 575,000 ounces (an increase of 11% to 21% over the record 2013 production of 475,277 ounces gold).

Cash costs per ounce (4) are estimated between $580 and $635, a 24% to 16% reduction in costs from 2013. Cash costs per ounce(4) in US dollars are estimated at US$527 to US$577 using an exchange rate of 1.10.

Capital expenditures for 2014 are estimated at $148.0 million:

(In millions of dollars)
Canadian Malartic(1)	125.8
Exploration and evaluation — capitalized	22.2
Capital expenditures	148.0

(1)   Includes $65.6 million related to stripping and pit preparation activities.

Canadian Malartic Mine

The Canadian Malartic mine is a large open pit operation located within the Town of Malartic.

Canadian Malartic commenced commercial production in May 2011. Following a prolonged ramp-up period which necessitated modifications to the plant, the operations continued to progress to name-plate capacity of 55,000 tonnes per operating day. The operations have now been stabilized and continued optimization programs are now being pursued.

Following an improvement in the grade at 1.13 g/t Au processed, the mine established a quarterly gold production record of 140,029 ounces in the first quarter of 2014. Average daily throughput reached 50,444 tonnes per operating day compared to 48,667 tonnes per operating day in the first quarter of 2013 and 54,043 tonnes in the fourth quarter of 2013. Cash costs per ounce(4) for the first quarter of 2014 amounted to $636 (US$577). The mine generated record operating earnings of $77.6 million, compared to $55.0 million in the corresponding quarter of 2013. The increase in profit from mine operations is mainly due to an increase in revenues of $52.8 million compared to an increase in mine operating costs of $30.1 million.

During April 2014, gold production totaled 37,008 ounces despite a 5-day scheduled shut-down for plant maintenance. Production exceeded budget by 16%.

(4) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Quarterly mine statistics are as follows:

	2014	2013
(in $000’s)	Q1	Q4	Q3	Q2	Q1	Total
Revenues	212,131	185,774	171,298	159,195	159,381	675,648
Mine operating costs
Production costs(1)	(96,288)	(94,545)	(91,788)	(90,043)	(80,928)	(357,304)
Royalties	(2,729)	(2,422)	(2,144)	(2,274)	(1,992)	(8,832)
Cash generated from mine operations(2)	113,114	88,807	77,366	66,878	76,461	309,512
Depreciation	(35,205)	(34,791)	(37,902)	(23,683)	(20,982)	(117,358)
Share-based compensation	(298)	(331)	(477)	(576)	(494)	(1,878)
Earnings from mine operations	77,611	53,685	38,987	42,619	54,985	190,276

(1)    Production costs net of non-cash share-based compensation presented separately.

(2)    Cash generated from mine operations is a non-IFRS financial performance measure with no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Cash flows and earnings generated from the Canadian Malartic mine were higher in the first quarter of 2014 as a result of record production and sales despite lower realized average prices. In the first quarter of 2014, 140,029 ounces of gold were produced and 146,132 ounces were sold compared respectively to 106,047 ounces and 95,511 ounces in the first quarter of 2013.

Mining

Approximately 15.6 million tonnes of ore and waste and 1.4 million tonnes of re-handling from stockpiles were moved during the first quarter of 2014 (190,000 tonnes/day), compared to 14.2 million tonnes of ore and waste and 1.6 million tonnes of re-handling from stockpiles during the first quarter of 2013 (176,000 tonnes/day). These results were achieved despite the difficult weather conditions (extreme cold) which caused equipment failures. In addition, as the mine is located in an urban area, the utilization of the mining fleet is occasionally reduced to meet the noise-level restrictions. Operating procedures restrict blasting activities when winds are from the southerly direction as a precautionary measure to protect the community from potential NOx emissions. Grade reached an average of 1.13 g/t Au in the first quarter of 2014 compared to 0.88 g/t Au in the first quarter of 2013 as higher grade materials were accessible in the northern part of the pit.

Quarterly mine production is as follows:

	Ore	Waste(1)	Total Mined	Re-handling	Total Moved	Overburden
	(t)	(t)	(t)	(t)	(t)	(t)
Q1 2014	4,456,486	11,188,470	15,644,956	1,422,513	17,067,469	762,882
Q4 2013	4,905,712	9,907,438	14,813,150	1,419,571	16,232,721	159,592
Q3 2013	4,423,224	11,334,861	15,758,085	1,767,602	17,525,687	304,535
Q2 2013	3,604,314	10,009,579	13,613,893	2,036,802	15,650,695	870,567
Q1 2013	4,090,870	10,157,993	14,248,863	1,626,651	15,875,514	1,783,318
Total 2013	17,024,120	41,409,871	58,433,991	6,850,626	65,284,617	3,118,012
Q4 2012	3,553,080	7,846,981	11,400,061	2,121,248	13,521,309	627,476
Q3 2012	4,852,977	9,215,070	14,068,047	1,976,746	16,044,793	1,408,530
Q2 2012	3,234,013	9,545,522	12,779,535	2,460,224	15,239,759	1,739,705
Q1 2012	4,037,282	8,457,681	12,494,963	1,405,929	13,900,982	1,954,030
Total 2012	15,677,352	35,065,254	50,742,606	7,964,147	58,706,753	5,729,741

(1)    Including topographic drilling of 1.2 million tonnes in 2014, 4.9 million tonnes in 2013 and 2.5 million tonnes in 2012.

During the quarter, a total of 319 equipment hours were lost due to noise and weather constraints compared to 1,510 equipment hours in the first quarter of 2013. Quarterly statistics are as follows:

	Number of Hours	(%)
Q1 2014	319	0.3
Q4 2013	7,670	6.3
Q3 2013	5,180	4.3
Q2 2013	4,470	3.9
Q1 2013	1,510	1.4
Q4 2012	2,840	2.5
Q3 2012	5,830	5.3
Q2 2012	4,510	4.6
Q1 2012	1,660	1.9

On February 26, 2014, the Québec Government adopted a decree authorizing the operation of the Gouldie deposit. Since then, the pre-stripping activities have been initiated.

Milling

Production in the first quarter of 2014 averaged 50,444 tonnes per operating day compared to 48,667 tonnes per operating day for the first quarter of 2013. In coordination with the technical advisors, the Canadian Malartic team continues to work on improving the mill throughput and enhancing operating efficiencies.

Mill feed for the first quarter of 2014 averaged 1.13 g/t Au compared to 0.88 g/t Au in the first quarter of 2013. Access to the northern part of the pit allowed higher grade to be mined and processed. Recoveries continued to exceed average feasibility forecasts averaging 88% for the first quarter of 2014.

Operating statistics at the mill are as follows:

						Tonnes
	Total			Tonnage	Tonnes	per
	Available	Operating		Processed	per	Operating
	Hours	Hours	(%)	(t)	Operating Hour	Day (1)
Q1 2014	2,160	2,042	95	4,363,365	2,137	50,444
Q4 2013	2,208	2,054	93	4,647,677	2,263	54,043
Q3 2013	2,208	2,061	93	4,682,530	2,272	54,133
Q2 2013	2,184	2,014	92	4,444,042	2,207	52,592
Q1 2013	2,160	2,082	96	4,234,001	2,033	48,667
Q4 2012	2,208	2,052	93	4,088,021	1,992	47,535
Q3 2012	2,208	2,071	94	3,756,768	1,814	43,181
Q2 2012	2,184	1,960	90	3,236,281	1,651	38,074
Q1 2012	2,184	1,890	87	2,965,456	1,569	35,728

(1)        2014: In Q1 2014, the mill was shut down for 3.5 days mainly due to SAG mill liner change.

2013: In Q4 2013, the mill was shut down for 6 days for scheduled maintenance. In Q3 2013, the mill was shut down for 5.5 days for scheduled maintenance. In Q2 2013, the mill was shut down for 6.5 days, including 5.5 days for scheduled maintenance. In Q1 2013, the mill was shut down for 3 days for maintenance on the conveyor and for SAG mill liner change.

2012: In Q4 2012, the mill was shut down 6 days for scheduled maintenance and the second pebble installation. The throughput at the mill was reduced at 42,000 tonnes per day for a 15-day period during the installation of the second pebble crusher. In Q3 2012, the mill was shut down for a scheduled 5-day period for a liner change (secondary crushers, SAG and ball mills). In Q2 2012, the mill was shut down for a 6-day period following a fire at the mill. In Q1 2012, the mill was shut down for a 7-day period for the installation of the first unit of the secondary crusher and one day for maintenance.

Production statistics are as follows:

	2014	2013
	Q1	Q4	Q3	Q2	Q1	Total
Tonnes milled (t)	4,363,365	4,647,677	4,682,530	4,444,042	4,234,001	17,024,120
Grade (g/t Au)	1.13	1.04	0.90	0.87	0.88	0.92
Recovery Au (%)	88.2	88.6	89.2	89.7	88.0	88.9
Gold ounces produced (oz)	140,029	137,321	120,208	111,701	106,047	475,277
Gold ounces sold (oz)	146,132	136,826	123,151	109,503	95,511	464,991

Grade (g/t Ag)	1.26	1.06	1.09	1.12	0.86	1.04
Recovery Ag (%)	76.8	72.9	68.4	69.5	71.5	70.5
Silver ounces produced (oz)	135,515	115,562	112,637	110,823	83,597	422,619
Silver ounces sold (oz)	141,817	106,907	117,750	95,205	73,683	393,545

Operating Costs

Cash costs per ounce(5) in the first quarter of 2014 stood at $636 (US$577), compared to $804 (US$798) in the first quarter of 2013. The improvement is mainly the result of increased throughput and gold production, improved efficiencies and reduction in contractors’ costs. As the operations at Canadian Malartic are further optimized, the operating costs should continue their downward trend.

Reserves and Resources

As of January 1, 2014, the updated ore reserve estimates stood at 9.37 million ounces at the Canadian Malartic mine. The reserve base is calculated at US$1,300 per ounce of gold and is presented in the table below:

Reserve and global resource estimates

with a cut-off grade of 0.263 to 0.332 g/t Au

	Tonnes	Grade	Au
Category	(M)	(g/t Au)	(M oz)
Proven Reserves	65.9	0.92	1.94
Probable Reserves	215.3	1.07	7.43
Proven & Probable Reserves	281.2	1.04	9.37
Measured and Indicated Resources(1)	327.0	1.06	11.10
Inferred Resources	48.1	0.75	1.16

(1)            Includes proven and probable reserves.

The Company continues to work with Québec’s Ministry of Transport and the Town of Malartic on the deviation of a portion of the highway 117 to gain access to the higher grade Barnat deposit, included in the reserve and resource estimates table above. The final layout has been completed, the environmental impact study is expected to be completed by the beginning of the second quarter of 2014 and a request for public hearings will be made by the Company. It is expected that the Barnat deposit will provide higher ore grade mill feed.

On February 26, 2014 the Québec Government adopted a decree authorizing the exploitation of the Gouldie deposit, which allowed the Company to begin the pre-stripping activity.

(5) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Exploration and Development

Prior to mid 2009, the Company’s efforts were focused solely on the development of its flagship asset, the Canadian Malartic mine. Following the securing of the financing, the necessary authorizations and the construction release, the Company began to seek other opportunities to complement the Canadian Malartic mine. The overall objective is for Osisko to achieve the status of a leading intermediate gold producer with annual production of 1 million ounces. The strategy is to create value through the identification and development of gold reserves and resources.

To build on its gold mining asset base, the Company has acquired advanced exploration projects, has entered into exploration agreements, has staked ground, and has invested in various public and private exploration companies with promising gold projects. Osisko continues to focus its efforts on its new Kirkland Lake area properties and in Mexico.

Osisko enjoys flexibility on its major projects, a benefit of being the sole owner, and thus can select the rate of execution of its investment programs without concern for compromising ownership rights.

Upper Beaver Project and Kirkland Lake — Larder Camp

On December 28, 2012, Osisko acquired Queenston Mining Inc., a Canadian mineral exploration and development company with a primary focus on its holdings in the historic Kirkland Lake gold camp comprising 230km2 of exploration lands and the Upper Beaver Project. Queenston Mining Inc. (“Queenston”) changed its name to Osisko Mining Ltd. on January 16, 2013.

The Queenston transaction provides the Company with a major foothold in a prolific gold camp that has produced in excess of 40 million ounces. Queenston had consolidated the land package over the past 20 years. To date, there have been several satellite deposits identified that could feed a regional mill.

The Upper Beaver Project has the following resources as calculated by SRK Consulting, as of November 5, 2012.

	Tonnes	Au	Cu	Contained Au	Contained Cu
Category	(000’s)	(g/t)	(%)	(000’s ounces)	(000’s pounds)
Indicated	6,870	6.62	0.37	1,461	56,006
Inferred	4,570	4.85	0.32	712	32,218

The work at Upper Beaver is focused on drilling deep holes to test extensions of known zones. The Company has completed 50,436 meters of drilling since January 1, 2013. Work is currently limited to completion of current holes and compiling information generated during the drilling phase to date, and on conducting basic geological review and interpretation over the land package held in the area.

At the end of 2013, an intensive drilling program has been initiated and in February 2014, Osisko announced the discovery of a potentially large, bulk tonnage disseminated gold deposit on its 100% owned Kirkland Lake project. This discovery, named the “Canadian Kirkland” zone, consists of a previously unreported type of mineralization in this world-class gold camp. For more information, please refer to Osisko’s press release dated February 21, 2014, New Discovery Named “Canadian Kirkland” Confirms Potential for Bulk Tonnage Gold in Kirkland Camp, available on Osisko’s website at www.osisko.com.

Hammond Reef Gold Project

Osisko acquired the Hammond Reef gold project located near Atikokan in Northwestern Ontario, through the acquisition of publicly traded Brett Resources Inc. in mid 2010 for $375.0 million. Hammond Reef is a large development project with potential to become a substantial open-pit mine. In the period, efforts were focused on the advancement of the environmental impact assessment.

A new resource estimate for Hammond Reef was released on January 28, 2013. As per the estimate, global measured and indicated resources currently stand at 5.43 million ounces gold at an average grade of 0.86 g/t Au and the global inferred resource stands at 1.75 million ounces gold at an average grade of 0.72 g/t (based on 0.50 g/t Au lower cut-off).

Hammond Reef Global Resource Estimates

Category	Grade (g/t)	Tonnes (M)	Cut-off (g/t)	Oz (M)
Measured	0.90	123.5	0.5	3.59
Indicated	0.78	72.9	0.5	1.83
M+I	0.86	196.4	0.5	5.43
Inferred	0.72	75.7	0.5	1.75

Further, a whittle pit optimized undiluted resource was calculated (US$1,400 whittle pit shell), totaling 5.31 million ounces of gold at an average grade of 0.72 g/t in the measured and indicated category, and 0.28 million ounces of gold at an average grade of 0.65 g/t in the remaining inferred category.

Hammond Reef Undiluted Resource Estimates

within US$1,400 Whittle pit shell

Category	Grade (g/t)	Tonnes (M)	Cut-off (g/t)	Oz (M)
Measured	0.75	175.3	0.32	4.25
Indicated	0.61	54.1	0.32	1.06
M+I	0.72	229.5	0.32	5.31
Inferred	0.65	13.3	0.32	0.28

Permitting

For the Hammond Reef gold project, permitting is subject to approvals from both Federal (Canadian Environmental Assessment Agency) and Provincial (Ministry of the Environment, Environmental Approvals Branch) authorities.

•                  The Ontario Minister of Environment provided approval to the Final Amended Terms of Reference for the environmental approval on July 4, 2012 while the Federal Agency had finalized the Environmental Impact Statement Guidelines for the preparation of the Environmental Impact Statement in October of 2011;

•                  A draft Environmental Assessment / Environmental Impact Statement report was submitted on February 15, 2013. The five week comment period ended on April 5, 2013. Comments were received from Aboriginal groups, the public and the government review team. Osisko held different meetings and teleconferences during the quarter with the governments, aboriginal groups and the public, to respond to the various comments raised;

•                  The final Environmental Impact Assessment was submitted for a conformity review on December 13, 2013 and Osisko is pursuing the obtention of permits.

Impairment

Osisko’s technical team is progressing on the feasibility study of the project. Due to significant inflation in the mineral industry over the past few years, the preliminary estimate of capital cost for a 60,000 tonnes per day operation ranges between $1.5 and $1.8 billion. Gold output is estimated to average 400,000 ounces per annum at a production cost of $800 to $850 per ounce. The mine life is estimated at 12 years for a total of 4.3 million ounces to be recovered. The group is continuing to review alternatives to optimize capital and operating costs and improve the returns. Under the current project scope, the Hammond Reef gold project requires higher gold prices to justify the investment.

In 2013, following an impairment testing of the Hammond Reef gold project, the project value was reduced to nil. The Company will continue to pursue low-cost permitting activities in the near-term and will continue to monitor market conditions and review optimization scenarios.

Guerrero (Mexico)

The Company has been active in Mexico in acquiring prospective ground to conduct grassroots activities. To date, the Company has acquired approximately one million hectares in the prolific Guerrero Gold Belt.

The Company continues to pursue initial grassroots activities including trenching and sampling, studying geochemistry and geophysical data, identifying drill targets and conducting initial drilling. Efforts were hampered by adverse weather conditions, which severely impacted local infrastructures. Osisko is working with various communities to repair the infrastructures and the exploration program resumed in October 2013.

Other grassroots projects

In the first quarter of 2014, due to disappointing results of drilling programs completed, some grassroots projects in Mexico and in Ontario were abandoned and a total amount of $2.2 million was written off.

Investment in exploration companies

In its search for exploration opportunities within the Americas, the Company’s strategy also includes investing in junior mining companies. As at March 31, 2014, Osisko has investments in several junior mining companies, including in Ryan Gold, Bowmore Exploration, Oban Mining, Threegold Resources, Falco Pacific Resource Group, Nighthawk Gold, Pershimco Resources, Orex Exploration and Mistango River Resources.

Sustainability and Community Relations

Osisko maintains an active stakeholder program to secure and retain its social license to operate. The program includes maintaining active dialogue with the various parties including governments, participating in community social and economic development projects, as well as funding various initiatives in health, education and sport.

The Company has received 6 notices of non-compliance in the first quarter of 2014 for its Canadian Malartic operations compared to 9 notices of non-compliance in the first quarter of 2013. The Company also responds to complaints/inquiries raised by the residents of Malartic. In the first quarter of 2014, some 32 complaints were filed compared to 63 in the first quarter of 2013. The notices of non-compliance and the complaints/inquiries relate to noise, dust, blast surpressions, and NOx emissions during blasting. All are investigated and formal responses are filed with the regulatory agency. Periodically, environmental monitoring results are revised with the Monitoring Committee and the community. In the first quarter of 2014, two meetings were held in February and March.

The Company continues to pursue mitigation measures and new operating practices to minimize its impact on the community. Several research program and on-going modifications to equipment or operating practices are being pursued or implemented.

Mitigation measures have been or are being implemented and include the following items:

•                  Implementation of a research and development noise reduction plan for mobile equipment;

•                  Development of a sound prediction system correlating weather conditions and noise dispersion. Recording of data has started and modeling will require at least 6 months of data to establish correlation;

•                  Installation of insulated walls (containers) along ramp and transport roads.

The Company will be publishing in May its 2013 annual Sustainability Report. The report will cover the 2013 activities and will be available on Osisko’s website at www.osisko.com.

Human Resources

The mining industry is faced with a highly competitive environment to attract and retain qualified human resources. Osisko has initiated several measures to recruit and retain employees. These include implementation of competitive remuneration programs, training and development opportunities, and providing a safe working environment. The Company has an extensive university and technical school support program by offering work term to students to complement their theoretical experiences with hands-on practical experience.

Mr. Robert Wares was appointed Senior Vice President, Exploration and Resource Development on February 18, 2014.

Mr. Wares, the founder of Osisko, had previously retired in 2012.

As at March 31, 2014, the Company employed 767 individuals at the following divisions:

	March 31,	December 31,	December 31,	December 31,
	2014	2013	2012	2011
Canadian Malartic	675	677	642	558
Hammond Reef	3	3	25	103
Upper Beaver / Kirkland Lake	28	28	64	—
Exploration	10	10	26	43
Corporate office	51	52	55	56
	767	770	812	760

The Company has continued to intensify its efforts to improve its safety performance. The on-site accident frequency has improved significantly during 2013 and in the first quarter of 2014.

The Company continues to support the development of new mining talents by offering work terms to engineering and geology students. It also maintains an active training program for its employees.

In order to align the interest of the employees with those of the shareholders, the Company has a number of equity remuneration programs. Approximately 66% of employees (68% based on admissibility) participate in the Company’s share purchase plan. Directors and officers are also required to have minimum direct shareholdings in Osisko.

Gold Market, Energy and Currency

Gold Market

Precious metals have been under pressure for most of 2013. The gold price partially recovered some of its lost in the first quarter of 2014. The first quarter gold price averaged at US$1,293/oz, US$339/oz lower than the average gold price of the first quarter of 2013. Gold price closed at US$1,292 on March 31, 2014, an increase of $87/oz compared to December 31, 2013.

The market was driven by geopolitical and macro risks in the first quarter of 2014, among the following developments:

•                  U.S. economic data such as retail sales and employment have missed expectations;

•                  The Federal Reserve has started to reduce in January 2014 its asset purchase program, but should continue its monetary stimulus for some time to cut unemployment;

•                  Emerging markets saw a currency crisis break out in January 2014, raising fears of contagion;

•                  Weak economic data in China and concerns about the possibility of large scale defaults within the corporate bond and banking sectors;

•                  Geopolitical unrest, including protests in Venezuela and Thailand and the political crisis in Ukraine, helped to increase demand for gold as a safe haven by investors; and

•                  Exchange traded fund (“ETF”) activity has stabilized and funds are turning more bullish on gold, increasing their long position and reducing their short position exposure.

Osisko believes that despite the decrease in the gold price in 2013, the fundamentals of the gold market remains well in place, namely:

•                  Expansionary monetary policies and continued effects of the economic problems around the world;

•                  High level of government indebtedness;

•                  Diversification of central bank currency holdings, particularly in emerging markets;

•                  Continued geo-political instability.

The challenges of new production discoveries, high capital costs, suspension of major projects and permitting issues lead Osisko to believe that global production will remain stable or decline in the near/medium term.

The historical prices are as follows:

(US$/ounce)	High	Low	Average	Close
2014 (Q1)	1,385	1,221	1,293	1,292
2013	1,694	1,192	1,411	1,205
2012	1,792	1,540	1,669	1,658
2011	1,895	1,319	1,572	1,531
2010	1,421	1,058	1,225	1,406
2009	1,213	810	972	1,088

Energy

Osisko’s Canadian Malartic operations benefit from Québec’s low-cost reliable hydro-electric power. The utilization of this clean renewable energy source reduces the impact of volatile oil prices on the operations. However, as with other mining operations but to a lesser extent, oil prices have an impact on operating costs.

The oil price variation during the past years is as follows (rounded to the nearest dollar):

(US$/barrel)	High	Low	Average
2014 (Q1)	105	92	99
2013	111	87	98
2012	109	78	94
2011	114	76	95
2010	92	68	80

Currency

The Company is subject to currency fluctuations for its Canadian Malartic operations as about 60% of its costs are denominated in Canadian dollars while the gold produced at Canadian Malartic is sold in US dollars.

The exchange rate for the US/Canadian dollar is outlined below:

	High	Low	Average	Close
2014 (Q1)	1.1251	1.0614	1.1033	1.1053
2013	1.0697	0.9839	1.0299	1.0636
2012	1.0418	0.9710	0.9996	0.9949
2011	1.0604	0.9449	0.9891	1.0170
2010	1.0778	0.9946	1.0299	0.9946

Selected Quarterly Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended March 31,
	2014(4)	2013(4)
Gold ounces produced	140,029	106,047
Gold ounces sold	146,132	95,511
Revenues	212,131	159,381
Earnings from mine operations	77,611	54,985
Net earnings	24,241	17,416
Basic net earnings per share	0.06	0.04
Diluted net earnings per share	0.05	0.04
Total assets	2,266,385	2,716,288
Total non-current liabilities	349,972	335,968
Capital expenditures	32,894	65,698
Operating cash flows	91,867	62,478
Operating cash flows per share (1)	0.21	0.14
Average selling price of gold (per ounce sold)
In CAD	1,430	1,645
In USD (3)	1,294	1,627
Cash costs per ounce (1)(2)
In CAD	636	804
In USD (3)	577	798
Cash margin per ounce (1)(2)
In CAD	794	841
In USD (3)	717	829
Shares outstanding (in thousands)
Basic weighted average	439,546	436,502
Diluted weighted average	441,906	436,943

(1)         “Operating cash flows per share”, “cash costs per ounce” and “cash margin per ounce” are non-IFRS financial performance measures with no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

(2)          Using actual exchange rates at the date of the transactions.

(3)          Using the weighted average exchange rate for the period, based on monthly sales and costs.

(4)          Financial information in Canadian dollars and prepared in accordance with IFRS.

The average prices of gold and silver in US$ are summarized below:

	Three months ended March 31, 2014		Three months ended March 31, 2013
	Realized prices	Market prices	Realized prices	Market prices
	per ounce	per ounce (i)	per ounce	per ounce (i)
Gold	1,294	1,293	1,627	1,632
Silver	20	20	30	30

(i)                  Market prices are based on the average London PM fixing for gold and average fixing for silver.

During the first quarter of 2014, earnings from mine operations amounted to $77.6 million, net earnings were $24.2 million and operating cash flows reached $91.9 million, compared to earnings from mine operations of $55.0 million, net earnings of $17.4 million and operating cash flows of $62.5 million in the first quarter of 2013. The increase in production and sales as well as the decrease in production costs per ounce produced are responsible for the higher earnings from mine operations in the first quarter of 2014, even though the average realized price decreased by 22% in the first quarter of 2014 compared to the first quarter of 2013 as a result of lower market prices.

Overview of Financial Results

Financial Summary — First quarter of 2014 (compared to the first quarter of 2013)

•                  Net earnings of $24.2 million or $0.06 per basic share ($0.05 per diluted share) compared to net earnings of $17.4 million or $0.04 per basic and diluted share in 2013;

•                  Record revenues of $212.1 million in 2014 compared to $159.4 million in 2013;

•                  Record mine operating earnings of $77.6 million in 2014 compared to $55.0 million in 2013;

•                  Record operating cash flows of $91.9 million in 2014 compared to $62.5 million in 2013;

•                  146,132 ounces of gold sold at an average price of US$1,294/oz compared to 95,511 ounces of gold sold at an average price of US$1,627/oz in 2013.

During the first quarter of 2014, Osisko generated record net earnings of $24.2 million (net earnings per share of $0.06) compared to net earnings of $17.4 million (net earnings per share of $0.04) for the comparative period in 2013. The increase in production and sales as well as the decrease in production costs per ounce produced, partially offset by a lower realized gold price, resulted in higher earnings from mine operations in the first quarter of 2014. Osisko also incurred expenses of $7.5 million during the first quarter of 2014 as a result of the unsolicited take-over bid from Goldcorp Inc. announced on January 13, 2014.

Total precious metal sales amounted to $212.1 million in the first quarter of 2014, comprising of 146,132 ounces of gold and 141,817 ounces of silver, compared to precious metal sales of $159.4 million in 2013, comprising of 95,511 ounces of gold and 73,683 ounces of silver.

The Canadian Malartic mine generated record operating earnings of $77.6 million in the first quarter of 2014 compared to $55.0 million in 2013. The cash margin(6) amounted $794 per ounce in the first quarter of 2014, a decrease of $47 per ounce when compared to $841 per ounce in the first quarter of 2013. The decrease is the result of a lower average selling price of gold (a decrease of $215 per ounce), partially offset by a decrease of $168 per ounce in the cash costs per ounce(6).

(6) Non-IFRS financial performance measures have no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A.

Consolidated Statement of Income

The following table presents a summarized Consolidated Statement of Income for the Company’s most recently completed and comparative three-month periods (in thousands of dollars):

		Three months ended March 31,
		2014	2013
		$	$
Revenues	(a)	212,131	159,381
Mine operating costs
Production costs	(b)	(96,586)	(81,422)
Royalties	(b)	(2,729)	(1,992)
Depreciation	(b)	(35,205)	(20,982)
Earnings from mine operations		77,611	54,985
General and administrative expenses	(c)	(18,668)	(7,387)
Exploration and evaluation expenses	(d)	(2,568)	(3,079)
Write-off of property, plant and equipment	(e)	(2,220)	(2,024)
Earnings from operations		54,155	42,495
Other expenses — net	(f)	(6,705)	(11,814)
Earnings before income and mining taxes		47,450	30,681
Income and mining tax expense	(g)	(23,209)	(13,265)
Net earnings		24,241	17,416

(a)         Revenues are comprised of the following:

	Three months ended March 31, 2014			Three months ended March 31, 2013
	Average			Average
	selling price		Total	selling price		Total
	per ounce	Ounces	revenues	per ounce	Ounces	revenues
	($)	Sold	($000’s)	($)	Sold	($000’s)
Gold	1,430	146,132	208,925	1,645	95,511	157,154
Silver	23	141,817	3,206	30	73,683	2,227
			212,131			159,381

(b)         Production costs amounted to $96.6 million in the first quarter of 2014 compared to $81.4 million in the first quarter of 2013. Higher production costs of ounces sold in 2014 are mainly the result of higher sales, partially offset by a decrease in production costs per ounce produced. The increase in depreciation expense is mainly due to higher depreciable property, plant and equipment and higher production. In the first quarter of 2014, earnings from mine operations represented 37% of sales (mine operating costs were 63% of sales), compared to 34% (mine operating costs were 66% of sales), in the first quarter of 2013. The difference is mainly the result of reduced production costs on a per ounce basis.

(c)          General and administrative expenses (G&A) increased by $11.3 million in the first quarter of 2014 compared to the corresponding period in 2013. The increase if mainly due to expenses of $7.5 million incurred as a result of the unsolicited take-over bid from Goldcorp Inc. in January 2014. Salaries and fringe benefits were $6.5 million in the first quarter of 2014 compared to $2.2 million in the first quarter of 2013, an increase of $4.3 million mainly due to a higher share-based expense on restricted and deferred share units as a result of the increase in share price. Share-based compensation from share options was $1.3 million in the first quarter of 2014 compared to $1.1 million in 2013. Other general and administrative expenses decreased by $0.7 million to reach $3.4 million in the first quarter of 2014. G&A expenses in the first quarter of 2013, following the acquisition of Queenston, increased G&A expenses during that period. These additional G&A expenses from the acquisition of Queenston were reduced to nil in the following quarters.

(d)         Exploration and evaluation expenses were $2.6 million in the first quarter of 2014 compared to $3.1 million in the first quarter of 2013. The reduction was due to lower investments in Mexico.

(e)          Write-offs of property, plant and equipment are related to abandoned exploration projects and amounted to $2.2 million in the first quarter of 2014 compared to $2.0 million in the first quarter of 2013.

(f)           Other net expenses in the first quarter of 2014 include finance costs of $6.2 million, a loss on foreign exchange of $2.9 million and a share of loss of associates of $0.3 million, partially offset by the recognition of a deferred gain on flow-through shares of $2.1 million and interest income of $0.7 million.

In the first quarter of 2013, other net expenses include finance costs of $7.9 million, a loss on foreign exchange of $2.3 million and a net loss on financial assets of $2.0 million, partially compensated by interest income of $0.5 million.

(g)          The effective income tax rate in the first quarter of 2014 is 49% compared to 43% in the first quarter of 2013 due to a variation in non-deductible expenses.

Liquidity and Capital Resources

As at March 31, 2014, the Company’s cash and cash equivalents and restricted cash amounted to $258.1 million compared to $210.5 million as at December 31, 2013, as summarized below:

	March 31,	December 31,
(In thousands of dollars)	2014	2013
Cash and cash equivalents	209,028	161,405
Restricted cash
Current	560	560
Non-current	48,490	48,490
	258,078	210,455

Cash and cash equivalents increased by $47.6 million during the first quarter of 2014 as a result of the earnings before income and mining taxes of $47.5 million.

Restricted cash is composed mainly of the deposits with the Government of Québec amounting to $46.4 million required to cover the entire future costs of rehabilitating the Canadian Malartic mine site.

During the first quarter of 2014, the Company’s reimbursements to long-term debt providers totalled $10.3 million.

The following table summarizes the financings completed in the year 2013 and the first quarter of 2014:

			Gross	Net Cash
	No of Shares/	Price	Proceeds	Proceeds
	Units	($)	($000’s)	($000’s)

Q1 2014
Exercise of Options	377,365	6.15	2,322	2,322
Employee Share Purchase Plan — Employee Portion	131,993	4.61	609	609
Total	509,358		2,931	2,931
Year 2013
Private placement — flow-through shares	1,416,400	6.25	8,853	8,769
Exercise of Options	668,634	2.58	1,725	1,725
Employee Share Purchase Plan — Employee Portion	461,768	5.00	2,307	2,307
Total	2,546,802		12,885	12,801

The amount of principal of long-term debt payments as at March 31, 2014, per calendar year, is as follows:

(in millions of dollars)

		RQ and		CAT	CAT
	CPPIB	CDPQ(1)	FSTQ(2)	Loan	Finance lease	Total
2014 (9 months)	30.0	—	3.8	5.4	25.4	64.6
2015	40.0	—	1.7	0.6	38.9	81.2
2016	40.0	—	—	—	19.0	59.0
2017	40.0	75.0	—	—	4.9	119.9
2018	—	—	—	—	2.4	2.4
Less: imputed interest	—	—	—	—	(5.1)	(5.1)
Total debt	150.0	75.0	5.5	6.0	85.5	322.0

(1)   If Ressources Québec (“RQ”) and Caisse de dépôt et placement du Québec (“CDPQ”) do not exercise their option to convert the debentures into shares.

(2)   FSTQ may elect to convert the loan into shares in the event of a change of control.

The following table details the outstanding warrants as at March 31, 2014:

	Number of	Exercise	Potential
Expiry date	warrants	price	proceeds
		$	$
September 30, 2017	12,500,000	6.25	78,125,000

Cash Flows

The following table summarizes the cash flows activities (in thousands of dollars):

	Three months ended March 31,
	2014	2013
Cash flows
Operations	97,964	67,072
Working capital items	(6,097)	(4,594)
Operating activities	91,867	62,478
Investing activities	(32,075)	(41,933)
Financing activities	(12,169)	(13,416)
Change in cash and cash equivalents	47,623	7,129
Cash and cash equivalents — beginning of period	161,405	93,229
Cash and cash equivalents — end of period	209,028	100,358

Operating Activities

Cash flows from operating activities reached a record of $91.9 million in the first quarter of 2014 compared to $62.5 million in the first quarter of 2013. Excluding the non-cash working capital items, cash flows from operations amounted to $98.0 million compared to $67.1 million in the first quarter of 2013.

Cash flows from operating activities, before non-cash working capital items, increased significantly in the first quarter of 2014 compared to the corresponding period in 2013. The increase of $30.9 million is mainly the result of higher sales of $52.8 million partially offset by an increase in production costs and royalties of $15.9 million and expenses incurred as a result of the unsolicited take-over bid of Goldcorp Inc. amounting to $7.5 million.

Investing Activities

Cash flows used in investing activities amounted to $32.1 million in the first quarter of 2014 compared to $41.9 million in the first quarter of 2013.

During the first quarter of 2014, cash outflows related to investments in property, plant and equipment amounted to $32.9 million compared to $65.7 million in the corresponding period of 2013. Investments in the first quarter of 2014 are mainly related to Canadian Malartic (stripping costs, sustaining capital and expansion) and Kirkland Lake. Investments in the first quarter of 2013 are mainly related to Canadian Malartic.

During the first quarter of 2013, investing activities provided cash inflows of $19.4 million from a decrease in short-term investments received from the acquisition of Queenston Mining Inc. in December 2012 and $4.0 million from a decrease in restricted cash.

Financing Activities

Cash used by financing activities amounted to $12.2 million in the first quarter of 2014 compared to $13.4 million in the first quarter of 2013.

Cash used in 2014 is mainly the result of payments on the finance lease and long-term debt of $7.2 million and $3.1 million respectively and interest payments of $4.8 million. These cash outflows were partially offset by the issuance of common shares from the exercise of share options and the employee share purchase plan that generated $2.9 million.

Cash used in the first quarter of 2013 is mainly the result of payments on the finance lease and long-term debt of $6.1 million and $2.5 million respectively and interest payments of $5.4 million, partially offset by the issuance of common shares from the employee share purchase plan that generated $0.6 million.

Quarterly Information

The selected quarterly financial information for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2014(4)	2013(4)				2012(4)
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Cash (1)	258,078	210,455	171,590	153,695	139,278	155,511	114,874	123,376
Working capital	178,409	132,350	80,055	83,595	68,731	91,951	36,177	71,145
Total assets	2,266,385	2,222,001	2,188,005	2,168,856	2,716,288	2,687,905	2,246,923	2,179,048
Total long-term debt	311,046	316,951	328,568	331,459	335,949	337,412	327,916	330,178
Shareholders’ equity	1,761,244	1,731,068	1,706,919	1,690,138	2,180,064	2,162,018	1,765,295	1,722,515
Revenues	212,131	185,774	171,298	159,195	159,381	191,080	158,503	157,134
Earnings from mine operations	77,611	53,685	38,987	42,619	54,985	73,169	63,503	49,984
Earnings (loss) attributable to Osisko shareholders	24,241	10,488	9,755	(492,762)	17,416	12,866	28,343	18,984
Basic net earnings (loss) per share	0.06	0.02	0.02	(1.13)	0.04	0.03	0.07	0.05
Gold production (oz)	140,029	137,321	120,208	111,701	106,047	101,544	103,753	92,003
Gold sales (oz)	146,132	136,826	123,151	109,503	95,511	111,104	95,424	95,675
Cash margin per ounce(2) ($/oz)	794	628	616	653	841	865	795	735
Weighted average shares outstanding (000’s)
- Basic	439,546	438,370	437,186	436,695	436,502	391,538	388,153	387,279
- Diluted	441,906	438,666	437,782	436,695	436,943	392,719	390,238	389,024
Share price ($/Share)
- High	7.96	8.32	5.83	6.06	8.32	10.09	10.62	11.71
- Low	4.76	2.98	3.31	2.98	5.56	7.14	7.15	6.25
- Close	6.88	4.71	5.21	3.48	6.03	8.00	9.74	7.00
Price of gold (average US$)	1,293	1,276	1,326	1,415	1,632	1,722	1,652	1,609
Closing exchange rate(3) (US$/Can$)	1.1053	1.0636	1.0285	1.0512	1.0156	0.9949	0.9837	1.0191

(1)     Includes cash and cash equivalents, restricted cash and short-term investments.

(2)     “Cash margin per ounce” is a non-IFRS financial performance measure with no standard definition under IFRS. See “Non-IFRS Financial Performance Measures” section of this MD&A for the definition of “Cash margin per ounce”.

(3)     Bank of Canada Noon Rate.

(4)     Financial information in Canadian dollars and prepared in accordance with IFRS.

During the second quarter of 2013, Osisko took an impairment charge of $530.9 million on its Hammond Reef gold project. Commercial production at Canadian Malartic began in May 2011 and the Company recorded its first sales on the Consolidated Statement of Income in the second quarter of 2011. The Company continued to invest in 2011, 2012 and 2013 in exploration and development projects, including the expansion of the Canadian Malartic mine, the Hammond Reef gold project and the Upper Beaver and Kirkland Lake properties. In December 2012, Osisko acquired Queenston Mining Inc. for $417.5 million.

Contractual Obligations and Commitments

The following table presents information on the contractual obligations of the Company as at March 31, 2014:

(in thousands of dollars)

	Payments due by period
			Between	Between
		Less than	1 and 3	3 and 5	After 5
	Total	1 year	years	years	years
	$	$	$	$	$
Operating leases	1,180	894	286	—	—
Purchase obligations	7,040	7,040	—	—	—
Obligations under finance leases(a)	90,659	39,104	47,249	4,306	—
Long-term debt(a)	277,886	68,751	130,002	79,133	—
	376,765	115,789	177,537	83,439	—

(a) Including interests.

As at March 31, 2014, cash reserved for exploration and evaluation expenses to be incurred for the flow-through shares issue amounts to $1,734,000.

Related Party Transactions

The compensation paid or payable to key management for employee services is presented below:

(in thousands of dollars)

	2014	2013
	$	$
Salaries and short-term employee benefits	1,420	869
Share-based compensation	4,687	784
	6,107	1,653

In case of a change of control, key management would be entitled to receive termination payments estimated at $31,926,000.

The increase in salaries and short-term employee benefits is mainly the result of additional fees paid to board members due to several board meetings held following the unsolicited take-over bid of Goldcorp Inc. The increase in share-based compensation is mainly the result of the increased compensation expense from the restricted and deferred share units as the market price of the Osisko common shares increased significantly during the first quarter of 2014.

Off-balance Sheet Items

The Company does not have any off-balance sheet arrangements other than operating leases for office space as well as letters of credit issued to government agencies. Those letters of credit are 100% secured by deposits (presented on the Company’s consolidated balance sheet under restricted cash) and are issued to government agencies with respect environmental guarantees. The government agencies may draw on the letters of credit in the event of a default by the Company under the terms of the agreements. As at March 31, 2014, the outstanding letters of credit had a value of $2.0 million.

Outstanding Share Data

As of May 14, 2014, 440,613,953 common shares were issued and outstanding. A total of 19,518,387 common share options were outstanding to purchase common shares under the Company’s share option plan and 12,500,000 common share purchase warrants were outstanding.

Risks and Uncertainties

The exploration for, development and mining of mineral deposits involve significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. For additional discussion of risk factors, please refer to the Company’s Annual Information Form for the year ended December 31, 2013 and the Management Information Circular dated as of May 1, 2014, which are available upon request from the Company or on its profile on www.sedar.com. There have been no material changes to risks and uncertainties since the release of the Management Information Circular.

Disclosure Controls and Internal Controls over Financial Reporting

The Chief Executive Officer (the “CEO”), and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public release.

The CEO and the CFO are also responsible for the design of internal controls over financial reporting (“ICFR”). The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected. Internal control procedures provide for separation of duties for receiving, approving, coding and handling of invoices, entering transactions into the accounts, writing checks and wire requests and also require two signers on all payments.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such significant changes were identified through their evaluation.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Basis of Presentation of Consolidated Financial Statements

The condensed interim consolidated financial statements for the three months ended March 31, 2014 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements for the three months ended March 31, 2014 should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the condensed interim consolidated financial statements for the three months ended March 31, 2014 are consistent with those applied by the Company to the consolidated financial statements for the year ended December 31, 2013, except for the change in accounting policy disclosed in Note 3 to the condensed interim consolidated financial statements for the three months ended March 31, 2014. The Board of Directors has approved the consolidated financial statements on May 14, 2014.

Critical Accounting Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company also makes estimates and assumptions concerning the future. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

In preparing the condensed interim consolidated interim financial statements for the three months ended March 31, 2014, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements for the year ended December 31, 2013.

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Changes in Accounting Policies

The Company has adopted the following new standard, effective January 1, 2014. This change was made in accordance with the applicable transitional provision.

IFRIC 21, Levies (“IFRIC 21”)

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (IFRIC) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The adoption of IFRIC 21 did not affect the Company.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the condensed interim consolidated financial statements for the three months ended March 31, 2014.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “cash generated from mine operations”, “cash costs per ounce”, “operating cash flows per share” and “cash margin per once” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash generated from mine operations

“Cash generated from mine operations” is defined as “Revenues” for a certain period less “Production costs” (excluding non—cash “Share-based compensation”) and “Royalties”. “Cash generated from mine operations” less “Depreciation” and “Share-based compensation” results in “Earnings from mine operations”. The reconciliation table can be found in page 5 of this MD&A.

Cash costs per ounce

“Cash costs per ounce” is defined as the production costs of one ounce of gold excluding non-cash costs for a certain period. “Cash costs per ounce” is obtained from “Production costs” and “Royalties” less non-cash “Share-based compensation” and “By-product credits (silver sales)”, adjusted for “Production inventory variation” for the period, divided by the “Number of ounces of gold produced” for the period.

	Three months ended March 31,
	2014	2013
Gold ounces produced	140,029	106,047
(in thousands of dollars, except per ounce)
Production costs	96,586	81,422
Royalties	2,729	1,992
Share-based compensation	(298)	(599)
By-product credit (silver sales)	(3,206)	(2,227)
Inventory variation	(6,774)	4,686
Total cash costs for the period	89,037	85,274
Cash costs per ounce	636	804

Operating cash flows per share

“Operating cash flows per share” is defined as the “Cash flows from operating activities” divided by the “Weighted average number of common shares outstanding” for a certain period.

	Three months ended March 31,
	2014	2013
Cash flows from operating activities ($000’s)	91,867	62,478
Weighted average number of common shares outstanding (000’s)	439,546	436,502
Operating cash flows per share	0.21	0.14

Cash margin per ounce

“Cash margin per ounce” is defined as the “Average selling price of gold per ounce sold” less “Cash costs per ounce produced” for the period.

	Three months ended March 31,
	2014	2013
Average selling price of gold (per ounce sold)	1,430	1,645
Cash costs (per ounce produced)	636	804
Cash margin per ounce	794	841

Caution Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. These statements relate to future events or the Company’s future performance, business prospects or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements include statements regarding the future price of gold and silver, the timely achievement of nameplate capacity, the timing and amount of estimated future mill throughput and production, operating, production and cash costs, currency fluctuations, the rescheduling of debt repayments, capital expenditures, expected ore grade, access to higher grade material, positive outcome of exploration activities, permitting timelines, the requirements of future capital, drill results and the estimation of mineral resources and reserves. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements contained in this report should not be unduly relied upon. These statements speak only as of the date of this report. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this report. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•      general business and economic conditions;

•                  the supply and demand for, deliveries of, and the level and volatility of prices of gold and silver as well as petroleum products;

•      impact of change in foreign currency exchange rates and interest rates;

•                  the timing of the receipt of regulatory and governmental approvals for the Company’s development project and other operations;

•      the availability of financing for the Company’s development for future projects;

•                  the Company’s estimation of its costs of production, expected production, capital expenditure requirements and productivity levels;

•      power prices;

•      the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

•      the ability to attract and retain skilled staff;

•      engineering and construction timetables and capital costs for the Company’s development project;

•      market competition;

•                  the accuracy of the Company’s estimate of reserves and resources (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based;

•      change in governments regulations and policies, including change in tax benefits and tax rates;

•      environmental risks including increased regulatory constraints;

•      the ability to deviate Québec’s highway 117 to allow for the mining of the South Barnat deposit in Malartic;

•                  the Company’s ongoing relations with its employees, its business partners and the communities and aboriginal groups related to its exploration and mining activities;

•                  the obtaining of the requested precisions and amendments of its Canadian Malartic mine operating permits in a timely manner, further to discussions with the Ministère du Développement durable, de l’Environnement, de la Faune et des Parcs; and

•      the robustness of the Company’s process to pursue value maximizing alternatives;

•      completion of the proposed transaction with Yamana and Agnico Eagle.

Additional risk factors are described in more detail in the Company’s Annual Information Form filed with the securities commissions or similar authorities in certain of the provinces of Canada. The Company cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Company’s forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Company also cautions readers not to place undue reliance on these forward looking statements. Moreover, these forward-looking statements may not be suitable for establishing strategic priorities and objectives, future strategies or actions, financial objectives and projections other than those mentioned above. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

(Signed) Sean Roosen	(Signed) Bryan A. Coates
Sean Roosen	Bryan A. Coates
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

May 14, 2014

Corporate Information

Osisko Mining Corporation

Corporate Office

1100 av. des Canadiens-de-Montréal

Suite 300

Montreal, Québec, Canada H3B 2S2

Tel.: (514) 735-7131

Fax: (514) 933-3290

Email: info@osisko.com                                   Web site: www.osisko.com

Directors and Officers

Victor H. Bradley, Chair of the Board

Marcel Côté, Vice Chair of the Board

Sean Roosen, President, Chief Executive Officer and Director

Staph Leavenworth Bakali, Director

John Burzynski, Vice President Corporate Development and Director

Michèle Darling, Director

Joanne Ferstman, Director

William A. MacKinnon, Director

Charles E. Page, Director

Gary Sugar, Director

Serge Vézina, Director

Denis Cimon, Vice President Technical Services

Bryan A. Coates, Vice President Finance and Chief Financial Officer

André Le Bel, Vice President Legal Affairs and Corporate Secretary

Luc Lessard, Senior Vice President and Chief Operating Officer

Elif Lévesque, Vice President and Controller

Robert Mailhot, Vice President Human Resources

Ruben Wallin, Vice President Environment and Sustainable Development

Robert Wares, Senior Vice President, Exploration and Resource Development

Legal Counsel

Bennett Jones LLP

Lavery, de Billy LLP

Auditors

PricewaterhouseCoopers LLP

Transfer Agent

Canadian Stock Transfer Company

Exchange listings

Toronto Stock Exchange - OSK

Deutsche Börse - EWX